Exhibit 7-2

Doctor Qualification Certificate

The Student CHEN MING-CHANG who was born in Jiayi Country, Taiwan on Dec. 17, 1948 has finished learning in enterprise management institute of Taipei Culture University. His scores are qualified for authorization of Doctor qualification of Business management according to the requirement of qualification authorization.

Ministry of Education

President: Zhu Heng Shen